Filed pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed
pursuant to Rule 14a-6(b) of the Securities
Exchange Act of 1934
Filing Person: iStar Inc.
Subject Company: iStar Inc.
Commission File Number: 333-268822

iStar(Q4 2022 Earnings) February 21, 2023

Corporate Speakers:

●	Pearse Hoffmann; iStar Inc.; SVP of Capital Markets & IR

●	Jay Sugarman; iStar Inc.; Executive Chairman & CEO

●	Marcos Alvarado; iStar Inc.; President & CIO

●	Brett Asnas; iStar Inc.; CFO

Participants:

●	Stephen Laws; Raymond James; Analyst

●	Jade Rahmani; KBW; MD

PRESENTATION

Operator^ Good morning, and welcome to iStar's Fourth Quarter and Fiscal Year 2022 Earnings Conference Call. (Operator Instructions) As a reminder, today's conference is being recorded. At this time, for opening remarks and introductions, I would like to turn the conference over to Pearse Hoffmann. Senior Vice President of Capital Markets and Investor Relations. Please go ahead, sir.

Pearse Hoffmann^ Good morning everyone, and thank you for joining us today to review iStar's fourth quarter and fiscal year 2022 earnings. With me today are Jay Sugarman, Chairman and Chief Executive Officer; Marcos Alvarado, President and Chief Investment Officer; and Brett Asnas, Chief Financial Officer. This morning, we published an earnings presentation highlighting our results and our call will refer to these slides, which can be found on our website at istar.com Investors section. There will be a replay of the call beginning at 2:00 p.m. Eastern Time today. The replay is accessible on our website or by dialing (877) 481-4010 with a confirmation code of 47582.

Before I turn the call over to Jay, I'd like to remind everyone that statements in this earnings call, which are not historical facts, may be forward-looking. iStar's actual results may differ materially from these forward-looking statements, and the risk factors that could cause these differences are detailed in our SEC reports. iStar disclaims any intent or obligation to update these forward-looking statements except as expressly required by law.

Now I'd like to turn the call over to iStar's Chairman and CEO, Jay Sugarman. Jay?

Jay Sugarman^ Thanks, Pearse, and thanks to all of you for joining us today. 2022 was an important transition year for iStar, monetizing legacy assets and positioning Safehold to unlock its full potential have been the prime focus for some time now. And the merger announcement in August was the culmination of that strategy. Since that time, we've continued to make progress and working hard to reach the finish line, scheduling the vote for early next month and ideally closing by the end of the quarter.

Letting go of the past and embracing the future is always difficult, and we've had to make some tough decisions along the way, but the payoff should be well worth the effort. We remain convinced our modern ground lease structure has become a powerful new source of capital for the real estate industry, and we are pleased to have firmly established Safehold as the innovative leader of this important new asset class.

With much of iStar's large holdings in Safehold being delivered to shareholders either or indirectly, the benefits of what we're building post-merger should accrue in large part to iStar shareholders over the [coming] years. Much hard work remains to realize the full promise of our Ground Lease strategy and to see its value fully reflected in our share price. But we have a very clear vision of how to unlock that value once we can put the current merger and market disruptions behind us.

Okay. Let's turn it over to Marcos and Brett to recap the quarter and the year. Marcos?

Marcos Alvarado^ Thank you, Jay, and good morning, everyone. Let's begin on Slide 3 to discuss the quarter's highlights. We've made meaningful progress monetizing assets in the fourth quarter and through the early part of 2023, generating approximately $150 million in net proceeds. We currently estimate an additional $110 million of proceeds are required to reach our monetization target in connection with the merger.

As previously disclosed, we have agreed to repay our preferred stock and unsecured notes as part of the merger. Special meetings of the SAFE and STAR shareholders have been scheduled for March 9. Key remaining conditions to close are obtaining shareholder approvals, completing the SEC review and NASDAQ listing process for the spin-off and meeting our asset monetization goal. Based on where we sit today, we believe there is a potential pathway to an approximate March 31 closing date.

Also on December 7, iStar returned approximately $192 million to shareholders in the form of a special dividend of 6.6 million Safehold shares.

Safehold continues to scale its position as the leader of the modern ground lease industry, and 2022 was another strong year for the business. The company continued to grow its portfolio with high-quality investments supported by a strong balance sheet, and we expect that balance sheet to strengthen as Safehold has been put on positive outlook by both Moody's and Fitch over the last 6 months.

While the broader real estate markets have seen a slowdown and we expect near-term transaction volume to remain spotty, we believe SAFE is well positioned for the inevitable market rebound with ample liquidity to fund new ground lease investments as opportunities arise. As iStar's largest and most valuable asset, Safehold's success will ultimately accrue to the benefit of iStar's shareholders.

Slide 4 details our earnings for the quarter and the year. For the fourth quarter, net income was a loss of $86.7 million or a loss of $1 per diluted common share. And adjusted earnings were a loss of $79.9 million or a loss of $0.92 per diluted common share. For the full year, net income was $397.8 million and earnings per share was $4.92. Adjusted earnings was $522 million or $6.25 per share.

Slide 5 is an overview of the business with a simplified presentation of our balance sheet. At the end of the fourth quarter, we had approximately $1.4 billion of unrestricted cash, a carrying value of Safehold stock, Ground Lease Plus and leasehold loan investments of $1.3 billion and $483 million of legacy and other noncore assets, getting to a total assets on the balance sheet of approximately $3.3 billion.

On the right side of the balance sheet, we had $1.7 billion of remaining debt, $305 million of preferred equity and $162 million of other liabilities and noncontrolling interests, including the accrued balance of iPIP, leaving us with common equity of approximately $1.1 billion.

When adjusting for SAFE's mark-to-market value and our estimate of the incremental unaccrued iPIP amounts, our common equity is $909 million or $10.48 per share. The decrease in this balance from last quarter is primarily due to the special dividend of 6.6 million SAFE shares distributed to STAR shareholders on December 7. At the time of the special dividend, SAFE was trading at $28.95 versus a $32.11 as of close last Friday. Additionally, we provided a sensitivity analysis on the adjusted common equity value per share should SAFE stock go up or down by $10.

And with that, let me turn it over to Brett to go through the portfolio in more detail. Brett?

Brett Asnas^ Thank you, Marcos, and good morning, everyone. Let's walk through our portfolio's business lines, beginning with Safehold on Slide 6. During the fourth quarter, Safehold originated three new ground leases for $79 million and for the full year, Safehold originated 26 new ground leases for $1.4 billion. These new originations are well diversified by property type and location and included ground leases in 15 unique markets, including 4 institutional life science assets in markets such as Boston and the Bay Area and 15 multifamily assets in markets, including New York, Los Angeles, Nashville, Denver and Miami.

Unrealized capital appreciation, or the estimated value of the building sitting above SAFE's ground lease basis, increased year-over-year by $2.4 billion and currently stands at $10.5 billion for the portfolio. Safehold's balance sheet and liquidity profile remained strong. And subsequent to quarter end, Safehold closed an additional $500 million unsecured revolving credit facility, increasing the company's total unsecured credit lines to $1.85 billion. Including the new revolver, Safehold ended the quarter with approximately $1.2 billion of liquidity.

While Safehold's financial performance, portfolio metrics and balance sheet have all been positive, the unfavorable market backdrop and interest rate volatility have been a negative for the stock, which you can see reflected in the mark-to-market carrying value. We do not believe current prices properly capture Safehold sum of the parts value proposition and are optimistic for what the future holds as the merger concludes and markets stabilize.

On Slide 7, we detail our investments in the ground lease ecosystem. As we previously discussed, iStar has two separate funds that enable us to pursue additional ground lease opportunities in the broader ground lease ecosystem. One provides predevelopment ground leases and the other provides leasehold loans that are combined with a core Safehold ground lease. The net carrying value for the seven investments in these funds is $91 million with targeted returns between 9% and 12%. There are approximately $147 million of unfunded commitments associated with these ground lease-related investments.

Slide 8 highlights the remaining non-ground lease assets, including sales progress during the fourth quarter plus first quarter to date. In the real estate finance portfolio, we received $69 million of repayments during the quarter. There are four loans remaining in this portfolio with a carrying value of $86 million, a 51% decrease from last quarter.

In the real estate and strategic asset portfolios, we received $60 million of proceeds and distributions from asset sales during the quarter, which generated net gains of $15 million. At quarter end, real estate and strategic assets totaled $345 million of carrying value, of which as Asbury Park and Magnolia Green, represented $269 million or 78%. The nine short-term assets totaled $76 million.

Subsequent to quarter end, we received an additional $21 million of proceeds from continued real estate and strategic asset sales, which included the sale of one property for $17 million of proceeds and regular [way lot] sales in our land portfolio for $4 million. At this juncture, we estimate that approximately $110 million of additional proceeds are needed to reach our monetization target. As previously disclosed, we have agreed to repay our preferred stock and unsecured notes in connection with the merger.

Slide 9 shows an overview of our corporate debt, which remains largely static from last quarter. At quarter end, there was approximately $1.7 billion of total debt outstanding with a weighted average maturity of 2.9 years.

In conclusion, we continue to make significant progress towards finalizing the business combination with Safehold and look forward to the benefits of the transformation of our business.

And with that, let me turn it back to Jay.

Jay Sugarman^ Thanks, Brett. I've been asked in the past how to best summarize what we're doing at Safehold and how large the ground lease opportunity is. And the answer is as simple as it is powerful. We are providing a lower cost and lower risk way for commercial property owners and developers to capitalize their properties, and we're providing a faster growing and more valuable way for investors to participate in an asset class that has historically proven to be the source of great wealth. As a result, we think the potential opportunity ahead of us is very large, very exciting and very achievable.

And on that note, operator, let's open it up for questions.

QUESTIONS AND ANSWERS

Operator^ (Operator Instructions) Your first question is coming from Stephen Laws of Raymond James.

Stephen Laws^ First one, to touch on the remaining asset sales, I think it was $110 million you mentioned in the remarks. And will that come from the loan book and I guess, strategic legacy assets? Kind of where will we see that? And then to tie that in, the impairment and reserve build during the fourth quarter, can you talk about those? And is that to mark a reserve assets, kind of where you anticipate selling those in the next 6 or 8 weeks?

Jay Sugarman^ Yes. We've got a handful of assets. We're getting to the finish line. We've had some gains on some. We'll probably take some marks as we showed in the fourth quarter to get rid of some of the other ones. But we're tracking nicely to get to the finish line, and there'll be a little bit of a flux, or I can't predict exactly which assets, but we feel pretty confident we've got a handle on which ones are in the market, which ones are under contract, which ones are going to get repaid. So we feel like no matter what happens, we should be able to figure it out here pretty shortly.

Stephen Laws^ Great. And then I know to closing here. What transaction-related expenses will be incurred at STAR? I know we talked last week about the SAFE side of things. Curious about any transaction-related expenses we should run to think about in our numbers.

Brett Asnas^ Sure. Yes. I think what we've accrued to date in '22 is roughly $10 million. I think going forward, everything related to advisers, legal, accounting, tax structuring will all be accounted for at merger closing. And obviously, there's cost to repay our liabilities, so we can work through a precise number as Jay alluded to.

On the gains and losses, there's lots of expenses and there's lots of changes in proceeds for different asset sales. And just to give you some context to that earlier question, we booked over $30 million of gains to date since the merger announcement on those sales. So we'll have to see.

I think, overall net, net-net, as Jay mentioned, some winners and some other assets where we need to consider that will -- all the expenses will be flushed out and hopefully, it will be a net wash.

Operator^ Your next question is coming from Jade Rahmani from KBW.

Jade Rahmani^ Given iStar's historical length of experience through real estate cycles, I wanted to ask what are your expectations regarding magnitude of any credit downturn in the market this cycle? And do you expect that kind of business to generate outsized investment opportunities for new SAFE? Is that channel going to be a meaningful source of investment activity, do you think or not really?

Jay Sugarman^ Jade, I'll let Marcos weigh in on some of the opportunities we expect to see. But you asked a great question, which is we've been through many, many cycles. The one thing we always see is a little bit of a creative destruction process. Higher rates, obviously, are not good for real estate overall, just in terms of overall values, but they tend to choke off supply, which then creates the conditions for rebound.

This could take some time. There's some stress in the market, as you can probably tell, particularly on some of the asset classes, like office and retail that, that transition is going to take quite a bit of time and quite a bit of effort. But what we've seen over longer periods of time is higher rates, tough market conditions do start to create the foundation for a rebound in the future. And that generally has been a great place to deploy capital. So I'll let Marcos walk through how we're thinking about that.

Marcos Alvarado^ Jade. So again, to echo what Jay just said, it's been an interesting sort of arc to the end of the last year, it was a liquidity desert. There wasn't a lot of opportunity. We're starting to see some greenshoots in our core business at SAFE. So people are engaged. We're seeing new transactions. But as we've alluded to on both the SAFE and the STAR calls in the short term, we think transaction volume is going to be somewhat muted. But we remain optimistic that the second half of the year, we'll be able to deploy capital as buyers and sellers sort of come to this equilibrium impasse that they're at today.

Jade Rahmani^ And do you think that recapitalization of deals that have trouble will be a meaningful pool to play in? And in terms of the fund business that you're launching, is that an area in which to raise capital?

Marcos Alvarado^ Yes. I think in the short term, Jade, a lot of the things that we're seeing in our pipeline are these sort of "recap distressed opportunities assets" that may have been slightly over levered, but there's still an agreement on value. So think about the multifamily side on one asset -- on side of the spectrum. I think on the office side, as Jay alluded to, there's probably a longer-term sort of creative destruction going on, and we haven't seen that sort of foot out.

And then as it relates to our fund management business, that ultimately will sit at SAFE. Yes, we're excited about launching that post the merger and taking advantage of the opportunity. But again, I think we're going to be primarily focused on the core business, which is exiting ground leases.

Jade Rahmani^ Are there any potential changes you envision happening with respect to the merger perhaps related to iStar's capital structure or some other dynamics? Or is your baseline expectation that will just close as originally structured?

Jay Sugarman^ Yes, nothing material, Jade. We're getting to the short strokes here. So we'll move a few things around if we need to, just to get this done as soon as possible. It has been a major distraction for the firm. And so, we'd like to get back to business and get out of sort of the merger restrictions we've been living under for 6, 7, 8 months now. So everything feels like it's tracking within all the guardrails we set up.

Operator^ (Operator Instructions) Mr. Hoffmann, we have no further questions.

Pearse Hoffmann^ Thank you. If you should have any additional questions on today's release, please feel free to contact me directly. Jenny, would you mind giving the conference replay instructions once again? Thanks.

Operator^ Of course. There will be a replay of the call beginning at 2:00 p.m. Eastern Time today. The replay is accessible on our website or by dialing (877) 481-4010 with a confirmation code of 47582. Thank you, everyone. This does conclude today's conference call. You may disconnect your lines, and have a wonderful day. Thank you for your participation.

Forward-Looking Statements

Certain matters discussed in this document may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking statements. These forward-looking statements can be identified by the use of words such as “illustrative”, “representative”, “expect”, “plan”, “will”, “estimate”, “project”, “intend”, “believe”, and other similar expressions that do not relate to historical matters. These forward-looking statements reflect the Company’s current views about future events, and are subject to numerous known and unknown risks, uncertainties, assumptions and changes in circumstances that may cause the Company’s actual results to differ significantly from those expressed in any forward-looking statement. The Company does not guarantee that the transactions and events described will happen as described (or that they will happen at all). The following factors, among others, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements: (1) the ability to consummate the announced transactions on the expected terms and within the anticipated time periods, or at all, which is dependent on the parties’ ability to satisfy certain closing conditions, including the approval of SAFE’s and STAR’s stockholders, completion of the Spin-Off, sales of assets and other factors; (2) any delay or inability of New Safehold and/or SpinCo to realize the expected benefits of the transactions; (3) changes in tax laws, regulations, rates, policies or interpretations; (4) the value of New Safehold shares to be issued in the transaction; (5) the value of SpinCo's shares and liquidity in SpinCo's shares; (6) the risk of unexpected significant transaction costs and/or unknown liabilities; (7) potential litigation relating to the proposed transactions; (8) the impact of actions taken by significant stockholders; (9) the potential disruption to STAR’s or SAFE’s respective businesses of diverted management attention, and the unanticipated loss of key members of senior management or other employees, in each case as a result of the announced transactions; (10) general economic and business conditions that could affect New Safehold and SpinCo following the transactions; (11) market demand for ground lease capital; (12) the Company’s ability to source new ground lease investments; (13) the availability of funds to complete new ground lease investments; (14) risks that the rent adjustment clauses in the Company's leases will not adequately keep up with changes in market value and inflation; (15) risks associated with certain tenant and industry concentrations in our portfolio; (16) conflicts of interest and other risks associated with the Company's external management structure and its relationships with iStar and other significant investors; (17) risks associated with using debt to fund the Company’s business activities (including changes in interest rates and/or credit spreads, the ability to source financing at rates below the capitalization rates of our assets, and refinancing and interest rate risks); (18) risks that tenant rights in certain of our ground leases will limit or eliminate the Owned Residual Portfolio realizations from such properties; (19) general risks affecting the real estate industry and local real estate markets (including, without limitation, the potential inability to enter into or renew ground leases at favorable rates, including with respect to contractual rate increases or participating rent); (20) dependence on the creditworthiness of our tenants and their financial condition and operating performance; (21) the war in Ukraine and escalating geopolitical tensions as a result of Russia’s invasion of Ukraine; and (22) competition from other ground lease investors and risks associated with our failure to qualify for taxation as a REIT, as amended. Please refer to the section entitled “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2022 and any subsequent reports filed with the Securities and Exchange Commission (SEC) for further discussion of these and other investment considerations. The Company expressly disclaims any responsibility to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Each of STAR and SAFE also cautions the reader that undue reliance should not be placed on any forward-looking statements, which speak only as of the date of this release. Neither STAR nor SAFE undertakes any duty or responsibility to update any of these forward-looking statements to reflect events or circumstances after the date of this report or to reflect actual outcomes.

Additional Information and Where You Can Find It

In connection with the proposed transactions, STAR has filed with the SEC a registration statement on Form S-4 on December 16, 2022 that includes a joint proxy statement of STAR and SAFE and that also constitutes a prospectus for the shares of STAR Common Stock being issued to SAFE’s stockholders in the proposed Merger. In addition, SpinCo filed with the SEC a Form 10 registration statement on February 3, 2023 that will register its common shares. STAR, SAFE and SpinCo also may file other documents with the SEC regarding the proposed transactions. This document is not a substitute for the joint proxy statement/prospectus or Form 10 registration statement or any other document which STAR, SAFE or SpinCo have filed or may file with the SEC. INVESTORS AND SECURITY HOLDERS OF STAR AND SAFE, AS APPLICABLE, ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, THE FORM 10 REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and security holders may obtain free copies of the joint proxy statement/prospectus and the Form 10 registration statement and other documents filed with the SEC by STAR, SAFE and SpinCo through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations departments of STAR or SAFE at the following:

iStar, Inc.

1114 Avenue of the Americas

39th Floor

New York, NY 10036

Attention: Investor Relations

Safehold, Inc.

1114 Avenue of the Americas

39th Floor

New York, NY 10036

Attention: Investor Relations

This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. This document is not a substitute for the prospectus or any other document that STAR, SAFE or SpinCo may file with the SEC in connection with the proposed transactions. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

STAR, SAFE and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information regarding STAR’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in STAR’s definitive proxy statement for its 2022 annual meeting, which is on file with the SEC. Information regarding SAFE’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in SAFE’s definitive proxy statement for its 2022 annual meeting, which is filed with the SEC. A more complete description is included or incorporated by reference in the registration statement on Form S-4, the joint proxy statement/prospectus and the Form 10 registration statement.